

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 3, 2011

Via E-Mail

James A. Mercer III, Esq.
Sheppard Mullin Richter & Hampton LLP
12275 El Camino Real
Suite 200
San Diego, CA 92130

> **Re:** **National Technical Systems, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 29, 2011**
> **File No. 001-34882**

Dear Mr. Mercer:

We have reviewed your filing and have the following comments.

Revised Preliminary Schedule 14A

Quorum, Voting Rights, page 2

1.   Please revise your disclosure to describe the effect of abstentions and broker non-votes on each matter submitted to a vote of security holders. See Item 21(b) of Schedule 14A.

Proposal No. 1 Election of Directors, page 3

2.   We note the changes in director class you effected with respect to Mr. Gibbons and Mr. Foster. Please provide us supplementally the basis upon which your board has the authority to make such class changes.

3.   We also note that Mr. Jacobs was appointed to your board pursuant to the terms of the Securities Purchase Agreement entered into with Mill Road, dated June 27, 2011. Please reconcile Mr. Jacobs's appointment with the provisions of section 6.1(a) of the Securities Purchase Agreement.

4.   Please revise the description of Mr. Jacobs's business experience to specify the date of each employment post during the past five years.

Proposal No. 4. The Bylaw Amendment Proposal Brought by the Shareholder Group, page 10

5.   We note that the Shareholder Group has presented this proposal as two proposals in its preliminary proxy statement. Please tell us, with a view toward revised disclosure, whether the Shareholder Group provided you with the matter as two proposals or as one proposal. Please refer to rule 14a-4(a)(3) for guidance.

Director Compensation, page 16

6.   Please provide the disclosure required by Item 402(r)(1) and (3)(ii) of Regulation S-K with respect to Jack Lin's service on your board of directors.

Shareholder Proposals for the 2011 Annual Meeting, page 24

7.   Please provide the disclosure required by rule 14a-5(e)(2).

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions